Exhibit 12

Nucor Corporation

2012 Form 10-Q

Computation of Ratio of Earnings to Fixed Charges

	Year-ended December 31,					Six Months Ended June 30, 2012	Six Months Ended July 2, 2011
	2007	2008	2009	2010	2011
		(In thousands, except ratios)
Earnings
Earnings/(loss) before income taxes and noncontrolling interests	$2,546,816	$3,104,391	$(413,978)	$267,115	$1,251,812	$441,255	$743,542

Plus: losses from equity investments	24,618	36,920	82,341	32,082	10,043	6,832	2,943

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	55,381	146,360	168,317	163,626	183,541	93,943	93,959

Plus: amortization of capitalized interest	216	300	962	2,332	2,724	1,539	1,181

Plus: distributed income of equity investees	8,072	20,117	7,373	4,923	3,883	3,884	1,147

Less: interest capitalized	(3,700)	(10,020)	(16,390)	(940)	(3,509)	(4,153)	(1,555)

Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(293,604)	(314,277)	(57,865)	(73,110)	(83,591)	(45,576)	(43,382)

Total earnings/(loss) before fixed charges	$2,337,799	$2,983,791	$(229,240)	$396,028	$1,364,903	$497,724	$797,835

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$55,052	$144,845	$166,313	$162,213	$182,321	$93,453	$93,347

Estimated interest on rent expense	329	1,515	2,004	1,413	1,220	490	612

Total fixed charges	$55,381	$146,360	$168,317	$163,626	$183,541	$93,943	$93,959

Ratio of earnings to fixed charges	42.21	20.39	*	2.42	7.44	5.30	8.49

*	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $397,557.